June 17, 2019

Jack Pacheco
Chief Financial Officer
SMART Global Holdings, Inc.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman, Cayman Islands KY1-1104

       Re: SMART Global Holdings, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2018
           Filed October 30, 2018
           File No. 001-38102

Dear Mr. Pacheco:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery